UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TriNet Group, Inc.
Full Name of Registrant

Former Name if Applicable

1100 San Leandro Blvd., Suite 400
Address of Principal Executive Office (Street and Number)

San Leandro, CA 94577
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a.)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b.)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c.)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TriNet Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2015 within the prescribed time period because it requires additional time to complete its assessment of the Company’s internal control over financial reporting; accordingly, the Company’s independent registered accounting firm, Ernst & Young LLP (“EY”) has not yet completed its audit of the Company’s internal control over financial reporting as of December 31, 2015.  As a “large accelerated filer” filing its second Annual Report on Form 10-K since its initial public offering, the Company is required to provide management’s report on its assessment of its internal control over financial reporting, together with EY’s audit with respect thereto pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. With this being the Company’s first assessment of internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, and given the multiple technology platforms that require evaluation and testing, the Company was unable to timely complete its assessment of its internal control over financial reporting without unreasonable effort or expense.

In preparing the Company’s financial statements as of and for the year ended December 31, 2015, the Company identified material weaknesses in its internal control over financial reporting relating to ineffective information technology general controls and ineffective controls in key business processes. While these material weaknesses create a reasonable possibility that an error in financial reporting may go undetected, after extensive review and analysis, no material adjustments, restatement or other revisions to previously issued financial statements are expected to be required.

The Company is working diligently to finalize the assessment of internal control over financial reporting and obtain the related attestation from EY. The Company expects to finalize its financial results and file its Annual Report on Form 10-K no later than the prescribed due date allowed pursuant to Rule 12b-25.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

William Porter	(510)	352-5000
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TriNet Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2016	By:	/s/ William Porter
	Name:	William Porter
	Title:	Chief Financial Officer